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                                  PRESS RELEASE


             ACCOR S.A. ANNOUNCES ACQUISITION OF OVER 99% OF SHARES
              OF RED ROOF INNS, INC. AND COMPLETION OF TENDER OFFER


         New York, New York -- (BUSINESS WIRE) -- Aug. 13, 1999. Accor S.A. announced today that its indirect, wholly owned subsidiary, RRI Acquisition Corp., had accepted for purchase and payment an aggregate of 26,776,479 shares of the common stock (representing over 99% of the issued and outstanding shares) of Red Roof Inns, Inc. (NYSE: RRI) pursuant to its tender offer for all of the outstanding shares of Red Roof's common stock at $22.75 per share, net to the seller in cash (subject to applicable withholding of taxes). The tender offer expired at 12:00 midnight, New York City time, on Thursday, August 12, 1999.

         As previously announced, RRI Acquisition Corp., Accor, and Red Roof are parties to a merger agreement. Accor expects to merge RRI Acquisition Corp. into Red Roof promptly. As a result of the merger, the shares of Red Roof that were not tendered during the tender offer (178,033 shares or less than 1%) will be converted into the right to receive $22.75 per share in cash without interest (subject to applicable withholding of taxes), and Red Roof will become an indirect, wholly owned subsidiary of Accor.

         Accor, a worldwide leader in travel, tourism and business services, is active in 140 countries with 130,000 associates, through its four major complementary activities: hotels (3,084 hotels, 340,782 rooms after the addition of Red Roof); travel agencies through Carlson Wagonlit Travel; car rental with Europcar and corporate services with Accor Corporate Services.

         Information about Accor is also available on the Internet at www.accor.com.


CONTACT:

Jacques Charbit, 33-1-45-38-87-53           Marie-Claire Camus, 33-1-45-38-84-85

                         Susanne Cottraux, 972-702-3900